Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2024

SEABRIDGE GOLD INC.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

		June 30,	December 31,
	Note	2024	2023

Assets
Current assets
Cash and cash equivalents		$71,309	$82,438
Amounts receivable and prepaid expenses	3	10,037	7,763
Investment in marketable securities	4	4,502	3,750
		85,848	93,951
Non-current assets
Investment in associate	4	1,223	1,247
Long-term receivables and other assets	5	119,947	105,947
Mineral interests, property and equipment	6	1,180,602	1,128,464
Reclamation deposits	8	22,269	21,350
		1,324,041	1,257,008
Total assets		$1,409,889	$1,350,959

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	7	$29,777	$32,734
Flow-through share premium	10	9,553	5,543
Lease obligations		629	373
Provision for reclamation liabilities	8	759	759
		40,718	39,409
Non-current liabilities
Secured note liabilities	9	483,023	573,888
Deferred income tax liabilities	15	30,511	-
Lease obligations		482	1,063
Provision for reclamation liabilities	8	6,629	6,676
		520,645	581,627
Total liabilities		561,363	621,036

Shareholders’ equity	10	848,526	729,923
Total liabilities and shareholders’ equity		$1,409,889	$1,350,959

Subsequent events (Notes 5, 9, 10, 12 and 16), commitments and contingencies (Note 16)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Remeasurement gain (loss) on secured notes	9	$68,115	$10,379	$82,755	$(1,367)
Corporate and administrative expenses	13	(4,765)	(3,943)	(9,378)	(7,803)
Other income - flow-through shares	10	2,105	1,371	2,353	1,516
Foreign exchange gain (loss)		(5,751)	5,111	(18,652)	5,698
Finance costs, interest expense and other income		(147)	(2,034)	(232)	(2,210)
Interest income		1,314	713	1,625	1,499
Earnings (loss) before income taxes		60,871	11,597	58,471	(2,667)
Income tax (expense) recovery	15	(15,630)	(2,612)	(21,403)	868
Net earnings (loss) for the period		$45,241	$8,985	$37,068	$(1,799)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement of secured notes	9	$55,430	$8,728	$34,079	$1,127
Change in fair value of marketable securities	4	358	(267)	752	(119)
Tax impact	15	(15,014)	(2,320)	(9,301)	(287)
Total other comprehensive income		40,774	6,141	25,530	721
Comprehensive income (loss) for the period		$86,015	$15,126	$62,598	$(1,078)

Weighted average number of common shares outstanding
Basic	10	87,920,852	82,434,434	87,168,285	81,998,804
Diluted	10	88,323,778	82,646,725	87,539,985	81,998,804

Earnings (loss) per common share
Basic	10	$0.51	$0.11	$0.43	$(0.02)
Diluted	10	$0.51	$0.11	$0.42	$(0.02)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2023	86,108,019	$934,608	$3,400	$39,484	$(186,643)	$(60,926)	$729,923
Share issuance - At-The-Market offering	1,657,108	31,954	-	-	-	-	31,954
Share issuance - Interest expense paid in shares	555,791	9,933	-	-	-	-	9,933
Share issuance - Private placement	575,000	11,609	-	-	-	-	11,609
Share issuance - Options exercised	50,000	1,302	(416)	-	-	-	886
Share issuance - RSUs vested	63,066	1,031	(1,031)	-	-	-	-
Share issuance - Other	5,000	105	-	-	-	-	105
Share issuance costs	-	(723)	-	-	-	-	(723)
Deferred tax on share issuance costs	-	194	-	-	-	-	194
Stock-based compensation	-	-	2,047	-	-	-	2,047
Other comprehensive income	-	-	-	-	-	25,530	25,530
Net earnings for the period	-	-	-	-	37,068	-	37,068
As at June 30, 2024	89,013,984	$990,013	$4,000	$39,484	$(149,575)	$(35,396)	$848,526
As at December 31, 2022	81,339,012	$856,462	$4,655	$36,160	$(157,377)	$633	$740,533
Share issuance – At-The-Market offering	1,281,667	23,411	-	-	-	-	23,411
Share issuance – Interest expense paid in shares	322,084	4,945	-	-	-	-	4,945
Share issuance – RSUs vested	5,000	111	(111)	-	-	-	-
Share issuance costs	-	(1,066)	-	-	-	-	(1,066)
Deferred tax on share issuance costs	-	285	-	-	-	-	285
Stock-based compensation	-	-	1,727	-	-	-	1,727
Other comprehensive income	-	-	-	-	-	721	721
Net loss for the period	-	-	-	-	(1,799)	-	(1,799)
As at June 30, 2023	82,947,763	$884,148	$6,271	$36,160	$(159,176)	$1,354	$768,757

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating Activities
Net earnings (loss)	$45,241	$8,985	$37,068	$(1,799)
Adjustment for non-cash items:
Remeasurement (gain) loss on secured notes	(68,115)	(10,379)	(82,755)	1,367
Unrealized foreign exchange (gain) loss	5,997	(5,723)	19,350	(6,281)
Other income – flow-through shares	(2,105)	(1,371)	(2,353)	(1,516)
Stock-based compensation	857	859	2,047	1,727
Income tax expense (recovery)	15,630	2,612	21,403	(868)
Other non-cash items	(97)	387	(389)	556
Adjustment for cash items:
Environmental rehabilitation disbursements	(90)	(637)	(170)	(870)
Changes in working capital items:
Amounts receivable and prepaid expenses	(6,940)	(2,030)	(2,274)	(1,975)
Accounts payable and accrued liabilities	(364)	1,644	(560)	2,168
Net cash used in operating activities	(9,986)	(5,653)	(8,633)	(7,491)

Investing Activities
Mineral interests, property and equipment	(12,646)	(45,570)	(51,945)	(94,201)
Long-term receivables	-	-	-	(43,650)
Redemption of short-term deposits	-	1,312	-	81,732
Investment in short-term deposits	-	(11)	-	(43)
Investment in reclamation deposits	(919)	(518)	(919)	(540)
Net cash used in investing activities	(13,565)	(44,787)	(52,864)	(56,702)

Financing Activities
Secured notes	-	198,825	-	198,825
Share issuance net of costs	38,168	17,028	49,203	22,344
Exercise of options	886	-	886	-
Payment of lease liabilities	(123)	(128)	(325)	(254)
Net cash from financing activities	38,931	215,725	49,764	220,915
Effects of exchange rate fluctuation on cash and cash equivalents	236	(209)	604	(230)
Net increase (decrease) in cash and cash equivalents during the period	15,616	165,076	(11,129)	156,492
Cash and cash equivalents, beginning of the period	55,693	37,566	82,438	46,150
Cash and cash equivalents, end of the period	$71,309	$202,642	$71,309	$202,642

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the interim condensed consolidated financial statements

As at and for the six months ended June 30, 2024 and 2023

(Amounts in notes and in tables are in millions of Canadian dollars, except where otherwise indicated) (Unaudited)

1. Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2. Basis of preparation

A.	Statement of compliance

These unaudited interim condensed consolidated financial statements ("consolidated interim financial statements") were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using accounting policies consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2023 and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2023. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These consolidated interim financial statements were authorized for issue by the Company’s board of directors on August 13, 2024.

B.	Amended IFRS standard effective January 1, 2024

(i)	On January 23, 2020 and October 31, 2022, the IASB issued amendments to IAS 1 to clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current.

(ii)	On September 22, 2022, the IASB issued amendments to IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains.

(iii)	On May 25, 2023, the IASB issued amendments to IAS 7 requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms.

The Company applied the above amendments to its consolidated interim financial statements for the annual reporting period beginning on January 1, 2024. The application of these amendments did not have an impact on the Company’s consolidated interim financial statements.

C.	Recent Accounting Pronouncements Issued Not Yet Adopted

(i)	On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

(ii)	On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on its financial statements.

3. Amounts receivable and prepaid expenses

($000s)	June 30, 2024	December 31, 2023
HST	1,890	4,493
Prepaid expenses and other receivables	8,147	3,270
	10,037	7,763

4. Investments

($000s)	January 1, 2024	Fair value through other comprehensive income (loss)	Loss of associate	Additions	June 30, 2024
Current assets:
Investments in marketable securities	3,750	752	-	-	4,502

Non-current assets:
Investment in associate	1,247	-	(24)	-	1,223

($000s)	January 1, 2023	Fair value through other comprehensive income (loss)	Loss of associate	Additions		December 31, 2023
Current assets:
Investments in marketable securities	3,696	54	-	-		3,750

Non-current assets:
Investment in associate	1,389	-	(208)	66	(a)	1,247

(a)	In 2023, the Company received 151,855 common shares of Paramount for payment of interest on the secured convertible note receivable accrued between July 1, 2022 and December 27, 2023 when the note was repaid.

The Company holds a 4.4% (December 31, 2023 – 4.7%) interest in Paramount which is classified as investment in associate and accounted for using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the six months ended June 30, 2024, the Company recorded its proportionate share of Paramount’s net loss of $0.02 million (2023 – $0.1 million net loss) within finance costs, interest expense and other income on the interim condensed consolidated statements of operations and comprehensive income (loss). As at June 30 2024, the carrying value of the Company’s investment in Paramount was $1.2 million (December 31, 2023 - $1.2 million).

5. Long-term receivables and prepaid expenses

($000s)	June 30, 2024	December 31, 2023
BC Hydro [1]	106,720	92,720
Canadian Exploration Expenses [2]	9,361	9,361
British Columbia Mineral Exploration Tax Credit [3]	3,866	3,866
	119,947	105,947

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement the Company has made $106.7 million prepayments inclusive of $14.0 million which was accrued as at June 30, 2024 and paid subsequent to the quarter end.

2)	As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the Canada Revenue Agency (“CRA”) that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notices of objection to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notices of objection be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at June 30, 2024. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.5 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

3)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts. The Company will defend its case in courts in the third quarter of 2024. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at June 30, 2024, the Company has paid $1.6 million to the Receiver General, and the CRA has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of June 30, 2024 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

6. Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total
Cost
As at January 1, 2023	687,074	121,201	72,404	2,437	883,116
Additions	69,732	178,764	1,187	781	250,464
Transfers	-	(101,899)	101,899	-	-
As at December 31, 2023	756,806	198,066	175,490	3,218	1,133,580
Additions	16,452	37,446	-	90	53,988
As at June 30, 2024	773,258	235,512	175,490	3,308	1,187,568
Accumulated Depreciation
As at January 1, 2023	-	-	1,070	549	1,619
Depreciation expense [1]	-	-	2,517	980	3,497
As at December 31, 2023	-	-	3,587	1,529	5,116
Depreciation expense [1]	-	-	1,299	551	1,850
As at June 30, 2024	-	-	4,886	2,080	6,966
Net Book Value
As at December 31, 2023	756,806	198,066	171,903	1,689	1,128,464
As at June 30, 2024	773,258	235,512	170,604	1,228	1,180,602

1)	Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress.

Mineral interests, property and equipment additions by project are as follows:

		Six months ended June 30, 2024
($000s)	January 1, 2024	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	June 30, 2024
Additions
KSM additions [1]	928,412	6,395	37,446	-	90	43,931	972,343
KSM transfers	-	-	-	-	-	-	-
Courageous Lake	81,519	534	-	-	-	534	82,053
Iskut	64,078	5,860	-	-	-	5,860	69,938
Snowstorm	39,459	558	-	-	-	558	40,017
3 Aces	18,730	3,105	-	-	-	3,105	21,835
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
Total	1,133,580	16,452	37,446	-	90	53,988	1,187,568

		Year ended December 31, 2023
($000s)	January 1, 2023	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2023
Additions
KSM additions [1]	707,190	40,490	178,764	1,187	781	221,222	928,412
KSM transfers		-	(101,899)	101,899	-	-	-
Courageous Lake	77,999	3,520	-	-	-	3,520	81,519
Iskut	49,904	14,174	-	-	-	14,174	64,078
Snowstorm	34,562	4,897	-	-	-	4,897	39,459
3 Aces	12,079	6,651	-	-	-	6,651	18,730
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
Total	883,116	69,732	76,865	103,086	781	250,464	1,133,580

1)	The KSM construction in progress additions includes $16.0 million of capitalized borrowing costs (year ended December 31, 2023 - $19.4 million). The capitalized costs were net of $0.5 million (2023 - $6.9 million) of interest income earned on the residual balance of the borrowed funds which is reported within the investment in mineral interests, property and equipment line on the consolidated statements of cash flows.

Included in the capitalized exploration expenditures were certain lease payments and project holding costs.

7. Accounts payable and accrued liabilities

($000s)	June 30, 2024	December 31, 2023
Trade payables	22,304	27,302
Non-trade payables and accrued expenses	7,473	5,432
	29,777	32,734

8. Provision for reclamation liabilities

($000s)	June 30, 2024	December 31, 2023
Beginning of the period	7,435	10,846
Disbursements	(170)	(3,664)
Accretion	123	253
End of the period	7,388	7,435

Provision for reclamation liabilities – current	759	759
Provision for reclamation liabilities – long-term	6,629	6,676
	7,388	7,435

The estimate of the provision for reclamation obligations as at June 30, 2024 was calculated using the estimated discounted cash flows of future reclamation costs of $7.3 million (December 31, 2023 - $7.4 million) and the expected timing of cash flow payments required to settle the obligations between 2024 and 2026. As at June 30, 2024, the undiscounted future cash outflows are estimated at $7.9 million (December 31, 2023 - $8.1 million) primarily over the next two years. The nominal discount rate used to calculate the present value of the reclamation obligations was 4.0% at June 30, 2024 (December 31, 2023 - 3.9%). During the six months ended June 30, 2024, reclamation disbursements amounted to $0.2 million (2023 - $3.7 million).

As at June 30, 2024, the Company has placed a total of $22.3 million (December 31, 2023 - $21.4 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposits. As at June 30, 2024 and December 31, 2023, the Company had $10.0 million of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM Project.

9. Secured Note liabilities

i.	2022 Secured Note

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM Project (“KSM”) to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a) Commercial production being achieved at KSM; and

b) Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

Subsequent to the quarter end on July 26, 2024, KSM received the “Substantially Started” designation from the BC government. This designation affirms the validity of the EAC for the life of the KSM Project.

To satisfy the interest payment on the 2022 Secured Note, during 2024, the Company issued 555,791 common shares in respect of the interest incurred during six months ended June 30, 2024 (year ended December 31, 2023 - 1,285,178 common shares).

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast from quoted forward price, and the discount rates. During the six months ended June 30, 2024, the fair value of the 2022 Secured Note decreased, and the Company recorded a $31.0 million gain (year ended December 31, 2023 - $30.8 million loss) on the remeasurement.

During the current quarter, the Company re-estimated the timelines for achieving key milestones for commercial production. The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	June 30, 2024		December 31, 2023
Forecast silver production in thousands of ounces		166,144		166,144
Long term silver price as at June 30, 2031	US$	36.26	US$	28.62
Risk-free rate		4.5%		4.0%
Credit spread		3.5%		4.0%
Share price volatility		60%		60%
Silver royalty discount factor		11.0%		9.2%

The carrying amount for the 2022 Secured Note is as follows:

($000s)	June 30, 2024	December 31, 2023
Fair value beginning of the period	294,363	263,541
Change in fair value (gain) loss through profit and loss	(24,912)	3,096
Change in fair value (gain) loss through other comprehensive income (loss)	(15,977)	34,830
Foreign currency translation (gain) loss	9,909	(7,104)
Total change in fair value	(30,980)	30,822

Fair value end of the period	263,383	294,363

Sensitivity Analysis:

For the fair value of the 2022 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	$13.4
	● Future silver prices were 10% lower	$(13.6)

● Discount rates	● Discount rates were 1% higher	$(24.7)
	● Discount rates were 1% lower	$29.2
Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	$13.4
	● Silver production indicated silver ounces were 10% lower	$(13.6)

ii.	2023 Secured Note

On May 11, 2023, the Company announced that it, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), had agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. (“Sprott”) would pay KSMCo US$150 million and KSMCo would grant Sprott up to 1.2% net smelter royalty (“NSR”) on the KSM Project. Thereafter, the Company and Sprott agreed to restructure the proposed transaction as the sale of a secured note and, on June 28, 2023, the Company and KSMCo, signed a definitive agreement to sell a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM Project (“KSM”) to Sprott for US$150 million. The transaction closed on June 29, 2023. The key terms of the 2023 Secured Note include:

●	When the 2023 Secured Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:

a) Commercial production being achieved at KSM; and

b) Either on March 24, 2032 or, if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable in a lump sum on or before December 29, 2025.

●	KSMCo can pay the Interest Deferral Amount (US$21.5M) in cash or Seabridge common shares or KSMCo can elect to increase the size of the NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).

●	The Company can elect to satisfy quarterly interest payments, including the Deferral Amount due, by paying in cash or Seabridge common shares. The requirement to make quarterly interest payments expires on the maturity date.

●	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

●	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”).

●	The Company has the option to purchase the NSR amount down (after the NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

●	The Company can elect to satisfy payments due on Sprott’s exercise of either of its put rights in cash or by delivering common shares.

●	No amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

Subsequent to the quarter end on July 26, 2024, KSM received the Substantially Started designation from the BC government. This designation affirms the validity of the EAC for the life of the KSM Project.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecast and discount rates. During the six months ended June 30, 2024, the fair value of the 2023 Secured Note decreased, and the Company recorded a $59.9 million gain (year ended December 31, 2023 - $80.7 million loss) on the remeasurement.

During the current quarter, the Company re-estimated the timelines for achieving key milestones for commercial production.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	June 30, 2024		December 31, 2023
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Long term metal price as at June 30, 2031
Gold per ounce	US$	2,790.42	US$	2,553.60
Silver per ounce	US$	36.26	US$	28.62
Copper per pound	US$	4.48	US$	4.08
Molybdenum per pound	US$	31.50	US$	24.89
Risk-free rate		4.5%		4.0%
Credit spread		3.5%		4.0%
Share price volatility		60%		60%
NSR royalty discount factor		11.0%		9.2%

The carrying amount for the 2023 Secured Note is as follows:

($000s)	June 30, 2024	December 31, 2023
Fair value beginning of the period (or on issuance)	279,525	198,825
Change in fair value (gain) loss through profit and loss	(51,221)	33,182
Change in fair value (gain) loss through other comprehensive income (loss)	(18,102)	49,563
Foreign currency translation (gain) loss	9,438	(2,045)
Total change in fair value	(59,885)	80,700
Fair value end of the period	219,640	279,525

Sensitivity Analysis:

For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Metals price forward curve	● Future metal prices were 10% higher	$14.4
	● Future metal prices were 10% lower	$(14.5)

● Discount rates	● Discount rates were 1% higher	$(27.2)
	● Discount rates were 1% lower	$33.1
Key unobservable inputs
● Forecasted metal production	● Metal production indicated volumes were 10% higher	$13.8
	● Metal production indicated volumes were 10% lower	$(14.0)

10. Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2024 or December 31, 2023.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during 2024. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. In the first quarter of 2023, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. In 2023, the Company issued 2,516,839 shares, at an average selling price of $17.36 per share, for net proceeds of $42.8 million under the Company’s At-The-Market offering. During six months ended June 30, 2024, the Company issued 1,657,108 shares, at an average selling price of $19.28 per share, for net proceeds of $31.3 million under the Company’s At-The-Market offering. As at June 30, 2024, US$44.1 million was available under the ATM. Subsequent to the quarter end, the Company issued 409,556 shares, at an average selling price of $20.75 per share, for net proceeds of $8.3 million under the Company’s At-The-Market offering.

On June 5, 2024, the Company issued a total of 575,000 flow-through common shares at an average $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the interim condensed consolidated statements of financial position.

In December 2023, the Company issued a total of 875,150 flow-through common shares at an average $22.34 per common share for aggregate gross proceeds of $19.6 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2023. At the time of issuance of the flow-through shares, $5.5 million premium was recognized as a liability on the consolidated statements of financial position. During the six months ended June 30, 2024, the Company incurred $8.1 million of qualifying exploration expenditures and $2.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2023, the Company incurred $15.0 million of qualifying exploration expenditures and the $4.2 million premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

b)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and RSUs. Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSUs.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2024	50,000	17.72	416	697,726	2,984	3,400
Exercised option or vested RSU	(50,000)	17.72	(416)	(63,066)	(1,031)	(1,447)
Amortized value of stock-based compensation	-	-	-	-	2,047	2,047
Outstanding at June 30, 2024	-	-	-	634,660	4,000	4,000
Exercisable at June 30, 2024	-

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2023	477,500	15.85	4,117	345,266	538	4,655
Granted	-	-	-	399,300	144	144
Exercised option or vested RSU	(50,000)	15.46	(460)	(41,840)	(823)	(1,283)
Options surrendered for cash	(273,500)	15.46	(2,355)	-	-	(2,355)
Expired	(104,000)	16.17	(886)	(5,000)	(33)	(919)
Amortized value of stock-based compensation	-	-	-	-	3,158	3,158
Outstanding at December 31, 2023	50,000	17.72	416	697,726	2,984	3,400
Exercisable at December 31, 2023	50,000

In December 2023, 273,500 options, with exercise price of $15.46 per option, were surrendered for cash at the weighted average rate of $0.18 cash payment per option. During the current quarter, the remaining 50,000 outstanding share options with an exercise price of $17.72 were exercised and were exchanged for common shares of the Company.

In December 2023, 379,300 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 277,500 was granted to senior management, with vesting dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks. The fair value of RSUs granted with vesting dependent on market conditions was valued using a Monte-Carlo simulation. The fair value of total RSU grants, of $4.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from one year to three years from the date of the grant and is dependent on the corporate objectives being met.

In December 2022, 310,266 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 232,266 was granted to senior management, with vesting dependent on certain corporate objectives including the Company submitting its formal application to the regulator for the KSM Project to be designated as Substantially Started, notification from the regulator that the KSM Project has been designated as Substantially Started, and announcement of KSM joint venture agreement, or other transformative transaction affecting the ownership and control of KSM. The fair value of the total RSU grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from nine months to three years from the date of the grant and is dependent on the corporate objectives being met. During first quarter of 2024, upon the Company submitting its formal application to regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs vested and were exchanged for common shares of the Company. Subsequent to the quarter end, and upon the Company receiving the Substantially Started designation for the KSM Project, further 58,067 RSUs vested and were exchanged for common shares of the Company.

c)	Basic and diluted net income (loss) per common share

Basic and diluted net income attributable to common shareholders of the Company for the three and six months ended June 30, 2024 was $45.2 million and $37.1 million, respectively (three and six months ended June 30, 2023 - $9.0 million net income and $1.8 million net loss, respectively).

Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share for the following periods:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares)	2024	2023	2024	2023
Basic weighted average shares outstanding	87,920,852	82,434,434	87,168,285	81,998,804
Weighted average shares dilution adjustments:
Stock options [1]	-	62,142	-	-
RSUs	402,926	150,149	371,700	-
Diluted weighted average shares outstanding	88,323,778	82,646,725	87,539,985	81,998,804

Weighted average shares dilution exclusions: [2]
Stock options [1]	-	-	-	44,492
RSUs	-	-	-	141,220

1)	Dilutive stock options were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2023, the average share price used was $18.22 and $17.48, respectively.

2)	Excluded in the diluted weighted average number of common shares outstanding as their exercise or settlement would be anti-dilutive in the loss per share calculation.

11. Cash flow items

Adjustment for other non-cash items within operating activities:

		Three months ended June 30,		Six months ended June 30,
($000s)	Notes	2024	2023	2024	2023
Equity loss of associate	4	43	60	24	120
Unrealized gain on convertible notes receivable		-	22	-	37
Accrued interest income on convertible notes receivable		-	-	-	(20)
Depreciation	6	34	33	68	65
Finance costs, net		62	63	123	124
Effects of exchange rate fluctuation on cash and cash equivalents		(236)	209	(604)	230
		(97)	387	(389)	556

12. Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s fair values of financial assets and liabilities were as follows:

	June 30, 2024
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	71,309	71,309	-	-	71,309
Amounts receivable	7,031	7,031	-	-	7,031
Investment in marketable securities	4,502	4,502	-	-	4,502
Long-term receivables	13,227	13,227	-	-	13,227
	96,069	96,069	-	-	96,069
Liabilities
Accounts payable and accrued liabilities	29,777	29,777	-	-	29,777
Secured note liabilities	483,023	-	-	483,023	483,023
	512,800	29,777	-	483,023	512,800

	December 31, 2023
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	82,438	82,438	-	-	82,438
Amounts receivable	5,019	5,019	-	-	5,019
Investment in marketable securities	3,750	3,750	-	-	3,750
Long-term receivables	13,227	13,227	-	-	13,227
	104,434	104,434	-	-	104,434
Liabilities
Accounts payable and accrued liabilities	32,734	32,734	-	-	32,734
Secured note liabilities	573,888	-	-	573,888	573,888
	606,622	32,734	-	573,888	606,622

The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an At-the-Market offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the six months ended June 30, 2024, the Company raised $31.3 million (year ended December 31, 2023 - $42.8 million), and as at June 30, 2024, had room for an additional US$44.1 million under its At-the-Market offering. Subsequent to the quarter end, the Company raised additional $8.3 million through its At-the-Market offering. The Company intends to fully utilize the At-the-Market offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities, including proceeding with additional payments pursuant to the Facilities Agreement with BC Hydro (refer to Note 16). When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2024, the Company had cash and cash equivalents of $71.3 million (December 31, 2023 - $82.4 million) for settlement of current financial liabilities of $30.5 million (December 31, 2023 - $33.5 million). Except for the secured note liabilities and the reclamation obligations, the Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the interim condensed consolidated statements of financial position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	20,017	40,034	40,034	163,298	263,383
2023 Secured Note including interest	-	49,444	26,690	143,506	219,640
Flow-through share expenditures	11,446	17,972	-	-	29,418
Lease obligation	660	1,109	881	424	3,074
	32,123	108,559	67,605	307,228	515,515

Market Risk

(a) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 9) bear interest at a fixed rate of 6.5% per annum. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at June 30, 2024, the Company had cash and cash equivalents, investment in associate, reclamation deposits, accounts payable and secured notes that are in US dollars.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $4.5 million in a gold exchange traded receipt that is recorded on the interim condensed consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

13. Corporate and administrative expenses

	Three months ended June 30,		Six months ended June 30,
($000s)	2024	2023	2024	2023
Employee compensation	1,638	1,465	3,358	3,085
Stock-based compensation	857	859	2,047	1,727
Professional fees	1,210	662	1,915	936
Other general and administrative	1,060	957	2,058	2,055
	4,765	3,943	9,378	7,803

14. Related party disclosures

During the six months ended June 30, 2024 and 2023, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Income taxes

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $3.5 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

16. Commitments and contingencies

	Payments due by years
($000s)	Total	2024	2025-26	2027-28	2029-30
2022 Secured Note – interest	130,111	10,009	40,034	40,034	40,034
2023 Secured Note – interest	102,824	-	49,444	26,690	26,690
Capital expenditure obligations	26,357	26,357	-	-	-
Flow-through share expenditures	29,418	11,446	17,972	-	-
Mineral interests	7,668	139	1,633	2,510	3,386
Lease obligation	3,074	660	1,109	881	424
	299,452	48,611	110,192	70,115	70,534

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project.

The cost to complete the construction is estimated to be $32.9 million of which the Company had paid $24.9 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the first quarter of 2024. In addition, the Facilities Agreement requires $59.8 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company had paid $57.1 million to BC Hydro as at December 31, 2023, and the remaining balance was paid during the first quarter of 2024. The $59.8 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. On March 21, 2024, the Company signed an amendment to the Facilities Agreement with BC Hydro for additional payments that are scheduled for $14.0 million in July 2024 and $40.0 million in December 2024. As at June 30, 2024, prepayments to complete the design and construction amounted to $106.7 million inclusive of $14.0 million which was accrued as at June 30, 2024 and paid subsequent to the quarter end.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. Ongoing quarterly interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1 to 1.2%. Refer to Note 9 for details on the secured note liabilities.